Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

El Cubo Labour Strike Declared Illegal

Toronto, October 4, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): announced today that the labour strike at the El Cubo mine has been declared illegal by the Federal Labor Board.

On June 3, 2010 the Company announced operations at the El Cubo mine were suspended due to an illegal labour disruption launched by the union workforce. As a result, 397 union workers were terminated as of June 16, 2010 and criminal charges for dispossession and damages were filed against seven union executives. Regardless of their termination, the union subsequently declared a strike on June 30, 2010. Since that time, the legality of the union’s strike action has been under consideration by the Federal Labor Board. On October 2, 2010, the Labor Court released its ruling that has declared the strike action illegal. In accordance with this ruling, the union should release the assets to the Company and the Company is now working through all legal channels to recover access to the facilities to assess the potential resumption of mining opportunities.

“It has always been the Company’s position that this work stoppage violated both the Collective Agreement as well as Mexican Federal Labor Law. The Company is pleased that the Mexican Federal Labor Board’s ruling confirms that Gammon Gold has been acting in good faith, in accordance with the collective agreement and in the best interests of the union employees.” stated Rene Marion, President and Chief Executive Officer. “This ruling is an important first step in resuming operations at our El Cubo mine. We remain open to discussions directly with local union workers who are willing to consider a mutually agreeable solution that will result in operations at El Cubo being resumed as soon as possible.”

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine. Gammon also recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

René Marion	Anne Day
President & Chief Operating Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 and 2011 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 and 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further improvements to silver recoveries resulting from improvements to the Ocampo mill and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.